                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)



                          Southern Mineral Corporation
------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 Per Share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   843367301
------------------------------------------------------------------------------
                                (CUSIP Number)

            Paul J. Coughlin, c/o CoMac Partners L.P., 1 Greenwich
                          Office Park, (203) 552-6900
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                          August 1, 2000 (See Item 3)
------------------------------------------------------------------------------
                 (Date of Event which Requires Filing of this
                                  Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

              NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent

----------------

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.          843367301                                13D            PAGE 2 OF 14 PAGES

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


---------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul J. Coughlin
---------------------------------------------------------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]

                                                                                                                 (b)    [ ]

---------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO  (See Item 3)
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States

---------------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 ------------------------------------------------------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    1,719,243  (See Item 5)
           OWNED BY              ------------------------------------------------------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       0
             WITH                ------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,719,243  (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,719,243  (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.1%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN  (See Item 2)
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.          843367301                                13D            PAGE 3 OF 14 PAGES

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

---------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Christopher M. Mackey
---------------------------------------------------------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]

                                                                                                                 (b)    [ ]

---------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO  (See Item 3)
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 ------------------------------------------------------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    1,650,225  (See Item 5)
           OWNED BY              ------------------------------------------------------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       0
             WITH                ------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,650.225  (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,650,225  (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          13.5%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN  (See Item 2)
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.          843367301                                13D            PAGE 4 OF 14 PAGES

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


---------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CoMac Advisers, Inc.
---------------------------------------------------------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]

                                                                                                                 (b)    [ ]

---------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO  (See Item 3)
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 ------------------------------------------------------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    1,545,087  (See Item 5)
           OWNED BY              ------------------------------------------------------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       0
             WITH                ------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         1,545,087  (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,545,087  (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          12.7%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO  (See Item 2)
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.          843367301                                13D            PAGE 5 OF 14 PAGES

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

---------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CoMac Associates, L.P.
---------------------------------------------------------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]

                                                                                                                 (b)    [ ]

---------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO  (See Item 3)
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 ------------------------------------------------------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    659,814    (See Item 5)
           OWNED BY              ------------------------------------------------------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       0
             WITH                ------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         659,814    (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          659,814    (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN  (See Item 2)
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.          843367301                                13D            PAGE 6 OF 14 PAGES

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

---------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CoMac Partners, L.P.
---------------------------------------------------------------------------------------------------------------------------------

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]

                                                                                                                 (b)    [ ]

---------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC  (See Item 3)
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 ------------------------------------------------------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    659,814    (See Item 5)
           OWNED BY              ------------------------------------------------------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       0
             WITH                ------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         659,814    (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          659,814    (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.4%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN  (See Item 2)
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO.          843367301                                13D            PAGE 7 OF 14 PAGES

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

---------------------------------------------------------------------------------------------------------------------------------

          NAME OF REPORTING PERSON
1         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          CoMac Endowment Fund L.P.
---------------------------------------------------------------------------------------------------------------------------------


2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                      (a)    [ ]

                                                                                                                 (b)    [ ]

---------------------------------------------------------------------------------------------------------------------------------

3         SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC  (See Item 3)
---------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR  2(e)                      [ ]


---------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
---------------------------------------------------------------------------------------------------------------------------------
                                 7       SOLE VOTING POWER

                                         0
                                 ------------------------------------------------------------------------------------------------
           NUMBER OF             8       SHARED VOTING POWER
            SHARES
         BENEFICIALLY                    883,433    (See Item 5)
           OWNED BY              ------------------------------------------------------------------------------------------------
             EACH                9       SOLE DISPOSITIVE POWER
           REPORTING
            PERSON                       0
             WITH                ------------------------------------------------------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                         883,433    (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          883,433    (See Item 5)
---------------------------------------------------------------------------------------------------------------------------------

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                        [ ]

---------------------------------------------------------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.2%
---------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN  (See Item 2)
---------------------------------------------------------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.      Security and Issuer

       This statement (this "Statement") relates to the Common Stock, par value $.01 per share (the "Common Stock") of Southern Mineral Corporation, a Nevada Corporation (the "Company"). The Company has its principal executive offices at 12010 Louisiana Street, Suite 3350, Houston, TX.

Item 2.      Identity and Background

       (a) - (c) This Statement is being filed by Paul J. Coughlin, Christopher M. Mackey, CoMac Advisers, Inc. ("CoMac Inc."), CoMac Associates, L.P. ("CoMac LP"), CoMac Partners, L.P. ("CoMac Partners"), and CoMac Endowment Fund, L.P. ("CoMac Endowment"). Mr. Coughlin, Mr. Mackey, CoMac Advisers, CoMac LP, CoMac Partners and CoMac Endowment are collectively referred to as the "Reporting Persons."

             Messrs. Coughlin and Mackey are the sole executive officers, directors and shareholders of CoMac Inc., a Delaware Corporation which is the sole general partner of CoMac LP. CoMac LP is the sole general partner of CoMac Partners. CoMac Partners is a Delaware limited partnership engaged in certain investment activities, including, but not limited to, (i) the purchase of marketable and non-marketable securities and other obligations of bankrupt or near bankrupt companies and (ii) the purchase of securities in entities which appear to be undervalued.

             CoMac Inc. is also the sole general partner of CoMac Opportunities Fund, L.P. ("CoMac Opportunities") and CoMac Endowment. CoMac Opportunities and CoMac Endowment are both Delaware limited partnerships which engage in certain investment activities similar in nature to the activities engaged in by CoMac Partners.

             Messrs. Coughlin and Mackey are members of the supervisor board of directors of CoMac International, N.V. ("CoMac International") and are the sole executive officers, directors and shareholders of CMS Advisers, Inc. ("CMS Inc."), a Delaware corporation, the investment adviser to CoMac International. CoMac International is a Netherlands Antilles corporation which engages in certain investment activities similar in nature to the activities engaged in by CoMac Partners.

             Carol Ann Coughlin, Mr. Coughlin's wife, makes investments in her own account from time to time. Ms. Coughlin, CoMac Partners, CoMac Endowment, CoMac Opportunities and CoMac International are sometimes referred to herein collectively as the "Holders."

             The business address and the address of the principal executive office of each of CoMac Inc., CoMac LP, CoMac Partners, CoMac Opportunities, CoMac Endowment and CMS Inc. is 1 Greenwich Office Park, 3rd Floor, Greenwich, CT 06831. The business address and the address of the principal executive office of CoMac International is c/o CITCO Fund Services, Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles. The business address of Christopher M. Mackey, Paul J. Coughlin and Carol Ann Coughlin is c/o CoMac Partners, 1 Greenwich Office Park, 3rd

Floor, Greenwich, CT 06831. The name, business address and present principal occupation or employment of each of the executive officers and directors of CoMac Inc. are set forth on Exhibit 99.1 annexed hereto, which is incorporated herein by reference. The name, business address and present principal occupation or employment of each of the executive officers and directors of CMS Inc. are set forth on Exhibit 99.2 annexed hereto, which is incorporated herein by reference.

       (d) - (e) During the last five years, none of the Reporting Persons, and to the best of the Reporting Persons' knowledge, none of the Holders, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

       (f) Each natural person identified in this Item 2 is a citizen of the United States.

Item 3.      Source and Amount of Funds or Other Considerations

       The 1,719,243 shares of Common Stock that the Reporting Persons may be deemed to beneficially own shall be distributed to the Holders by the Company pursuant to the consummation of its Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code (the "Plan") on account of the respective claims held by the Holders against the Company in that proceeding. Such claims arose from the Holders prior ownership of $7,473,000.00 aggregate principal amount of the Company's 6.875% Convertible Subordinated Debentures due 2007 (the "Debentures"), which were extinguished pursuant to the terms of the Plan. The Holders held the Debentures as follows:

                                                       Principal Amount
                   Holder                               of Debentures
                   ------                               -------------
                   CoMac Partners                                  2,868,000

                   CoMac Endowment                                 3,840,000

                   CoMac International                               457,000

                   CoMac Opportunities                                 8,000

                   Carol Ann Coughlin                                300,000
                                                               -------------

                                                                  $7,473,000



       On August 1, 2000, the Plan became effective. The Plan requires the Company to issue Common Stock to the holders of the Debentures within 20 business days of the effective date of the

Plan. The Holders acquired the Debentures at various times and at varying prices. The Holders did not pay additional consideration for the shares of Common Stock which they received pursuant to the Plan.

Item 4.      Purpose of the Transaction

       As described in the response to Item 3 above, the Common Stock that the Reporting Persons may be deemed to beneficially own was acquired pursuant to the terms of the Plan on account of claims in the Company's Chapter 11 proceeding. The Reporting Persons have had and may continue to have discussions with other shareholders and management of the Company concerning actions which could be taken to enhance shareholder value. Pursuant to the Plan, on August 1, 2000, Mr. Coughlin was designted to be a member of the Company's board of directors and at the first board meeting, on August 9, 2000, Mr Coughlin was elected chairman of the board of directors of the Company. The Reporting Persons have requested that the Company file a shelf registration statement with respect to the Common Stock being issued pursuant to the Plan.

       While the Reporting Persons do not have current plans to sell any of the securities they beneficially own the Reporting Persons may determine, based on market and general economic conditions, the business affairs and financial conditions of the Company, market price of the Common Stock and other factors deemed relevant by them, to acquire beneficial ownership of additional shares of Common Stock or other securities of the Company or sell or otherwise dispose of any or all of the shares of Common Stock or other securities of the Company beneficially owned by them. The Reporting Persons may take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law. Except as disclosed in this Item 4, the Reporting Persons have no current plans or proposals which relate to or would result in any of the events described in Items (a) through (j) of the instructions to Item 4 of
Schedule 13D.

Item 5.      Interest in Securities of the Issuer

       (a) Based upon information contained in the Plan, as of August 1, 2000, a total of 12,210,909 shares of Common Stock were issued or required to be issued by the Company within 20 business days thereof. The Reporting Persons may be deemed to beneficially own in the aggregate 1,719,243 shares of Common Stock, representing approximately 14.1% of the outstanding shares of Common Stock. The following table sets forth the number of shares of Common Stock directly owned by each of the Holders and the percentage of the Common Stock outstanding such ownership represents.


                                                       Number of                Percentage of
                   Holder                             Shares Held            Outstanding Shares
                   ------                             -----------            ------------------
                   CoMac Partners                          659,814                  5.4%

                   CoMac Endowment                         883,433                  7.2%

                   CoMac International                     105,138                  0.7%




                   CoMac Opportunities                      1,840              Less than 0.1%

                   Carol Ann Coughlin                      69,018                   0.6%
                                                           ------                   ----

                                                          1,719,243                 14.1%


         (b) By reason of his position as co-chairman and treasurer and 50% shareholder of CoMac Inc. (which is the sole general partner CoMac LP) and CMS Inc. (see Item 2), Paul J. Coughlin may be deemed to share with Mr. Mackey the power to vote and dispose of the shares of Common Stock beneficially owned by CoMac Partners, CoMac Opportunities, CoMac Endowment and CoMac International. In addition, Mr. Coughlin may be deemed to share with Carol Ann Coughlin, his wife, the power to vote and dispose of the shares of Common Stock beneficially owned by his wife. By reason of his position as co-chairman, secretary and 50% shareholder of CoMac Inc. (which is the sole general partner CoMac LP) and CMS Inc. (see Item 2), Christopher M. Mackey may be deemed to share with Mr. Coughlin the power to vote and dispose of the shares of Common Stock beneficially owned by CoMac Partners, CoMac Opportunities, CoMac Endowment and CoMac International. The following table sets forth the number of shares of Common Stock beneficially owned by each of the Reporting Persons, the percentage of the Common Stock outstanding that such ownership represents and the nature of each Reporting Persons beneficial ownership of the Common Stock.


                                           Number of        Percentage
                                            Shares              of
                                         Beneficially      Outstanding
Reporting Person                             Owned            Shares              Nature of Beneficial Ownership
----------------                             -----            ------              ------------------------------
Paul J. Coughlin                          1,719,243             14.1%      Indirect - through CoMac Inc. and CMS Inc.
                                                                           and his wife.

Christopher M. Mackey                     1,650,225             13.5%      Indirect - through CoMac Inc. and CMS Inc.

CoMac Inc.                                1,545,087             12.7%      Indirect - through CoMac LP, CoMac Endowment
                                                                           and CoMac Opportunities

CoMac LP                                    659,814              5.4%      Indirect - through CoMac Partners

CoMac Partners                              659,814              5.4%      Directly

CoMac Endowment                             883,433              7.2%      Directly


         (c) On August 1, 2000, the Reporting Persons received the right to receive distributions of Common Stock and Preferred Stock pursuant to the Plan. Except for such distributions, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

       The Holders (excluding Carol Ann Coughlin) were designated as four of eight holders of Debentures that constituted Bondholder Group I under the Plan. Pursuant to the terms of the Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of Texas Victoria Division pursuant to an order entered on July 21, 2000, the Company's certificate of incorporation and by-laws were amended and restated in their entirety and Bondholder Group I collectively designated three members of the Company's new seven member board of directors. Bondholder Group I designated: Myron M. Sheinfeld, James L. Payne and Paul J. Coughlin to be members of the Compnay's board of directors. Additionally, pursuant to the Plan, three groups (Bondholder Group I, another group of holders of Debentures (designated under the Plan as Bondholder Group II) and the official committee of unsecured creditors in the Company's Chapter 11 proceeding) jointly designated John C. Capshaw to the Company's new seven member board of directors.

Item 7.      Materials to be Filed as Exhibits:

       Exhibit     Document

       99.1        Schedule of Executive Officers and Directors CoMac Advisers,
                   Inc.

       99.2        Schedule of Executive Officers and Directors CMS Advisers,
                   Inc.

       99.3 Agreement of joint filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.

       After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2000
                                            /s/ Paul J. Coughlin
                                            ---------------------------
                                            Paul J. Coughlin

                                            /s/ Christopher M. Mackey
                                            ---------------------------
                                            Christopher M. Mackey

                                            COMAC ADVISERS, INC.


                                            By:/s/ Paul J. Coughlin
                                               ---------------------
                                               Name: Paul J. Coughlin
                                               Title: Authorized Signatory


                                            COMAC ASSOCIATES, L.P.

                                            By:  CoMac Advisers, Inc.
                                            Its:  General Partner


                                            By:/s/ Paul J. Coughlin
                                               ---------------------
                                               Name: Paul J. Coughlin
                                               Title: Authorized Signatory





                                            COMAC PARTNERS, L.P.

                                            By:  CoMac Associates, L.P.
                                            Its:  General Partner

                                            By:  CoMac Advisers, Inc.
                                            Its:  General Partner


                                            By:/s/ Paul J. Coughlin
                                               ---------------------
                                               Name: Paul J. Coughlin
                                               Title: Authorized Signatory

                                            COMAC ENDOWMENT FUND, L.P.

                                            By:  CoMac Advisers, Inc.
                                            Its:  General Partner


                                            By:/s/ Paul J. Coughlin
                                               ---------------------
                                               Name: Paul J. Coughlin
                                               Title: Authorized Signatory

                                 EXHIBIT INDEX

             Exhibit           Document
             -------           --------

             EX-99.1 Schedule of Executive Officers and Directors CoMac Advisers, Inc.

             EX-99.2 Schedule of Executive Officers and Directors CMS Advisers, Inc.

             EX-99.3 Agreement of joint filing pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended.